
February 15, 2018

Yao-Te Wang
Director
AiXin Life International, Inc.
Hongxing International Business Building 2, 14th FL
No. 69 Qingyun South Ave.
Jinjiang District
Chengdu City, Sichuan Province
China

> **Re: AiXin Life International, Inc.**
> **Current Report on Form 8-K**
> **Filed December 14, 2017**
> **File No. 000-17284**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on January 10, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 2, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc: Mark Orenstein